



06017822

October 19, 2006



SEC MAIL
RECEIVED
PROCESSING

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

82-34812

Re: Petrobank Energy and Resources Ltd.

SUPPL

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TMunzel

Tanya Munzel
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL



SEC MAIL
RECEIVED
PROCESSING
OCT 27 2006
WASH. D.C.
203
SECTION

10/30

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com



NEWS RELEASE

PETROMINERALES PROVIDES OPERATIONAL UPDATE

Bogotá, Colombia – October 19, 2006 - (TSX: PMG) Petrominerales Ltd. (**"Petrominerales" or the "Company"**) and its 80.7% majority shareholder Petrobank Energy and Resources Ltd. (TSX/Oslo: PBG) (**"Petrobank"**) announce results from recent drilling and recompletion activities on the Company's Orito and Neiva blocks in Colombia. Third quarter 2006 production averaged 2,420 bpd compared to 2,612 bpd in the second quarter of 2006 and 1,073 bpd in the third quarter of 2005. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for the re-work and recompletion programs outlined below, and due to natural declines.

Orito

We have now completed drilling three wells in the Orito field since June 2006, the Orito-119 well, the redrill of the Orito-116 location and the Orito-124 well.

The Orito-119 well was completed in the upper Caballos sands. Due to a lack of pressure integrity behind the production liner, a remedial cement job was attempted on the well. With this poor cement job, we were unable to apply our revised fracture stimulation program to the productive intervals in this well. Initial oil production from the well has been limited to approximately 60 bpd. As this well exhibits improving productive capability as it cleans up following completion, we potentially plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig drilled the sidetrack of the Orito-116 well, which reached total depth of 6,525 feet on July 4, 2006. As expected, the sidetrack well encountered a similar high quality series of Caballos sands as in the original 116 well (which was our first confirmation of the southwest extension to the field beyond the existing field boundaries, initially testing at rates of more than 1,000 bpd). Unfortunately, the sidetracked well appears to have experienced a casing collapse, similar to the one which occurred in the original 116 well. This recent well failure occurred, just after we completed a series of fracture stimulations and installed an electrical submersible pump. We are currently assessing the ability to repair the casing and salvage the well, but the potential exists that the well may need to be abandoned.

Following the Orito-116 sidetrack, the rig commenced drilling Orito-124, which reached total depth of 8,134 feet on October 3, 2006. Logs from this well indicate a highly prospective series of pay intervals and we will be completing and fracture stimulating the well in the upper Caballos sands over the next few weeks.

Most recently, we have spudded the Orito-122 well, which is being drilled in the prolific central fault block updip from the Orito-106 well. The Orito-122 well is expected to prove the updip extension of the field and more fully define the potential of this undrilled area. A successful well in this region of the field has the potential to further increase our inventory of development drilling locations.

In addition to this recent drilling, we also performed re-completions on the Orito-113 and Orito-115 wells. We re-entered the Orito-113 well in an attempt to recover lost production due to near

wellbore damage and the well was re-entered and deepened to the Upper Caballos A sand. A liner was also set in the previous open-hole productive interval to facilitate further fracture stimulation and zonal isolation. During our pre-stimulation operations, pressure communication behind the liner was observed, and the subsequent fracture stimulation was postponed. We installed a liner top packer to achieve annular isolation and performed a remedial cement job to allow for a successful fracture stimulation of the Caballos zone in that well. We expect initial production results from this well over the next few weeks. The Orito-115 well was also re-completed with a production liner and a fracture stimulation program. The well was placed back on-line recently, and is still producing back completion fluids.

Our second drilling rig, contracted for 16 months, was originally scheduled to arrive in Orito in late September of this year but has been postponed until sometime in mid-November as the rig completes commitments under the previous contract. We expect to spud our first well with this rig near the end of November, and we are looking at options for moving the rig to the Llanos Basin to drill one or more of our 2007 exploration wells, or to keep the rig in Orito and contract another rig to complete our Llanos Basin exploration activities. Securing this rig provides the Company with flexibility and guaranteed access to the equipment required to implement our exploration program during the January-April dry season in the Llanos Basin and to maintain our accelerated Orito development drilling program into 2008. We expect to drill a total of seven wells in Orito in 2006 and have planned for up to 11 wells in Orito in 2007 in conjunction with five exploration wells in the Llanos and Putumayo Basins.

Neiva

At Neiva, we have completed our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was highly successful, increasing gross oil production rates from 81 to 126 bpd. The four Honda stimulations are still recovering frac sands and fluids and the existing beam pumps are being replaced with progressive cavity pumps that will allow the wells to clean up more efficiently and potentially deliver production at higher rates. Based on these initial results we plan to drill three new Doima-Chicoral wells incorporating our fracture stimulation design into the completions. We will continue to monitor the Honda fracture stimulations and expect to be able to expand this program to more than 50 additional Honda locations at Neiva. We have also completed the conversion of the DT-24 and DT-30 wells to water injectors and expect to initiate water injection on our pilot waterflood program within the next few days. Pending success of this pilot, we plan to expand the waterflood program during the first half of 2007.

Exploration

Petrominerales has completed the first phase exploration commitments (3D seismic and interpretation of existing data) on five exploration blocks, evaluating small, but prospective, portions of each block. Beginning in February of 2007 we will begin a five-well drilling program to test the initial prospects on each of the Joropo, Casanare Este, Casimena, Corcel and Las Aguilas blocks. In addition, Petrominerales has submitted two exploration proposals (Mapache and Castor) covering a significant portion of the original Chicago Technical Evaluation Agreement ("TEA"). The recently signed Mapache Block covers 107,705 acres and our proposal includes a first phase commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor Block, which was just approved by the National Hydrocarbon Agency, covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey and drilling one well.

Petrominerales has also been evaluating the heavy oil potential of two TEAs covering 1.1 million acres in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. We have begun negotiations to change the entire the Rio Ariari TEA to an exploration block covering slightly more than 600,000 acres. Our proposal includes a first phase work commitment of 100 kilometers of 2D seismic. We hope to complete negotiations on the Rio Ariari exploration license by the end of the month. We have also submitted a proposal to convert approximately 300,000 acres of the original Chiguiro TEA into an exploration license. Our proposal includes a first phase work commitment of 40 square kilometers of 3D seismic. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.1 million acres in seven exploration blocks and four TEAs.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has contracts on seven exploration blocks and four Technical Evaluation Agreements covering a total of 2.1 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400


Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG